Exhibit 99.6

Fuel Systems Solutions Co-Founder Comments on Continued Significant Concerns Following Westport’s Dismal First Quarter Financial Results

Beneficial Owner of Approximately 8.7% of Outstanding Fuel Systems Shares Will Vote AGAINST the Amended Merger Agreement

Westport Continues to Suffer from Deteriorating Financial Performance with its Share Price Down 44% since the Merger was Announced on September 1, 2015

Westport has Significant Debt Maturing within Two Years and Negative Cash Flow from Operations in the First Quarter of 2016, Demonstrating Massive Risk to FSS Shareholders

Cherasco, Italy – May 16, 2016 – Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ: FSYS) today issued a statement outlining significant concerns with the proposed merger between FSS and Westport Innovations, Inc. (“Westport”) (TSX:WPT / NASDAQ:WPRT) following disclosure of Westport’s reported financial results for the quarter ended March 31, 2016. Mr. Costamagna has sole voting power over 1,576,043 shares of FSS common stock, representing approximately 8.7% of outstanding shares and he intends to vote AGAINST the merger at the FSS stockholder meeting scheduled for Tuesday, May 31, 2016.

“It is stunning to me the FSS Board continues to move ahead with this merger in light of the consistent and alarming state of Westport,” said. Mr. Costamagna. “FSS shareholders are receiving no premium at the current implied offer, which only continues to decline. Westport, already with significant amounts of debt, continues to rapidly burn through cash and offers no full year guidance to shareholders. The standalone value of FSS shows clearly that FSS shareholders are better suited without the burden of Westport.”

Mr. Costamagna noted key issues with Westport’s reported financial results for the quarter ended March 31, 2016 supporting his intention to vote against the merger.

•	SHARE PRICE CONTINUES TO FALL –Westport’s share price has declined approximately 43% since the merger announcement on September 1, 2015. The share price fell almost another 8% following the announcement of first quarter earnings on May 12, 2016.

•	FSS shares - now tied to Westport’s stock due to the merger agreement - are trading 28% below the share price one day prior to the merger announcement last year.

•	Key valuation methodologies discussed in J.P. Morgan’s summary of its Fairness Opinion imply that FSS’ standalone value is substantially higher than the current implied offer price. In particular, the Discounted Cash Flow (DCF) yields a standalone value of $12.65-17.05 per share.

•	ONGOING REVENUE DECLINE - In first quarter 2016, Westport’s revenue declined 14% year over year, which is the fourth consecutive quarter of negative revenue growth. At the same time, adjusted EBITDA fell by 15% year over year and the net loss increased by 35% year over year. Proof that Westport remains a cash burning machine, cash and short term investment fell by $46.7 million or 65% year over year.

•	In comparison, FSS will be a significant contributor but under the Amended Merger Agreement will receive an inadequate stake in the combined company. Financial Projections in the proxy statement show that FSS will account for 69% and 56% of combined revenue in FY16 and FY17, respectively.

•	SIGNIFICANT DEBT LOAD MATURING - Westport has approximately $20 million of Long Term debt that is due within the next year. It has an additional $21 million of subordinated debenture notes that mature on September 15, 2017. These notes bear an interest rate of 9% per annum. With only $24 million in cash on March 31, 2016 (excluding the Cartesian Financing), and the fact that Westport had negative cash flow from operations of $23 million during the first quarter of 2016, it is clear Westport will continue to be in the near future under considerable financial duress. Given Westport’s precarious financial situation, it is not surprising but incredibly concerning that it refuses to provide full year guidance for its business.

•	In comparison, FSS has almost no debt and had $49.5 million in cash and short term investments as of March 31, 2016.

Mr. Costamagna also reiterated two other fundamental points that support his intention to vote against the merger.

1.	The Cartesian Financing clearly strangles the future of the combined company.

a.	In exchange for $17.5 million cash (Tranche 1) Westport will be required to pay $46 million to Cartesian - the minimum fixed payments result in an effective interest rate of approximately 23%.

b.	The FSS board plainly admits that Cartesian will have significant influence and control over the combined company.

c.	Even with the Cartesian Financing in place, the companies indicate that the combined entity may have a NEGATIVE cash balance in 2017.

2.	FSS’ split board vote and extraordinary director actions demonstrate a clear concern over future value of the combined company.

a.	It is now disclosed in the Amended Proxy Statement that the FSS Board of Directors vote was split on the Amended Merger Agreement. In fact, deliberations on the Amended Merger Agreement led to the extraordinary action of a director demanding the record reflect that pressure was applied to directors to vote in favor of the agreement.

b.	One director (member of the Nominating and Corporate Governance Committee and the Strategic Oversight Committee) took another extraordinary step to resign from the board following this board meeting.

c.	Only after this contentious meeting when the board met without the CEO and the resigned director was the Amended Merger Agreement approved “unanimously” by directors present.

Contacts:

Abernathy MacGregor

Pat Tucker / Cia Williams

212-371-5999

pct@abmac.com / cew@abmac.com